Vermont Pure Holdings, Ltd.
45 Krupp Drive
P.O. Box 536
Williston, VT 05495

July 8, 2005

Mr. Anthony Watson, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., MS 03-08
Washington, D.C. 20549

Re:	Vermont Pure Holdings, Ltd.
Form 10-K for the year ended October 31, 2004
Form 10-Q for the period ended January 31, 2005
File No. 0-31797

Dear Mr. Watson,

In response to Mr. Ohsiek’s letter dated May 24, 2005 regarding the filings noted above we have filed Form 10K/A, Amendment No. 1. Our responses to the Staff’s numbered comments are set forth below and refer to this filing where appropriate.

1.	We read your response to comment 6 in our letter dated April 13, 2005, and continue to believe that you should provide in future filings the applicable disclosures with respect to your water cooler and coffee brewer leasing arrangements required by paragraph 23 of SFAS 13. We also continue to believe you should revise your revenue recognition policy to address revenues related to these equipment leasing activities. In this regard, we note that equipment rentals, in total, are material to total net sales. Moreover, it is unclear to us the relevance of your distinction between equipment rentals during the initial 12 months of rental service and the subsequent month to month rentals, in terms of assessing materiality. Please show us supplementally how the revised disclosures will read in future filings.

We have made the following disclosure in Form 10K/A filings regarding leases in the accounting policies section for revenue recognition:

A certain amount of the Company’s revenue is derived from leasing water coolers and coffee brewers. These leases are generally for the first 12 months of service. The Company recognizes the income from these leases as it is invoiced on a monthly basis.

In addition we made the following disclosure in a separate footnote entitled “Leases”:

To open an account that includes the rental of equipment, a customer is required to sign a contract that recognizes the receipt of the equipment, outlines the Company’s ownership rights, the customer’s responsibilities concerning the equipment, and the rental charge for twelve months. In general, the customer does not renew the agreement after twelve months and is free to terminate the agreement with the return of the equipment in good condition. We expect to generate revenue of $626,000 from the rental of such equipment over the next 12 months. The carrying cost of the equipment used to generate this revenue is calculated as follows:

Original Cost Accumulated Depreciation	$ $	1,976,977 1,028,522

Carrying Cost		$948,455

This equipment is included Note 10.

2.	We read your response to comment 7 in our letter dated April 13, 2005, and do not believe that you have provided sufficient support under GAAP for your capitalization of the cost of telephone book advertisements. In particular, we do not see how you have clearly demonstrated a direct relationship between the sales and the telephone book advertisements. In this regard, to the extent your other print media, television, and/or radio advertisements provide target customers with the same telephone number included in your yellow pages advertisements, we do not believe you can demonstrate a direct relationship between the sales and the yellow pages advertisement. Similarly, if your telemarketers/cold-call sales personnel provide the yellow pages phone number as a call back number, we believe this also precludes you from demonstrating a direct relationship between the sales and the yellow pages advertisement. Please tell us whether the same phone number provided in the yellow pages advertisements is also provided through these other media, and if so, tell us why you continue to believe that you can demonstrate a direct relationship between the sales and the telephone book advertisements.

Moreover, if there is more than a trivial marketing effort after the customer responds to the yellow pages advertisement and before the sale is consummated, such as customer contact with a sales person or furnishing of additional product or financing information, this would also disqualify the sale as being deemed a direct result of the yellow pages advertisement. Thus tell us in detail and provide examples of the information that is included in your telephone book advertisements. Also tell us in detail who answers the calls, e.g., sales personnel, the type of information that is provided on the calls, such as pricing terms, etc., and how often the calls result in follow-up sales calls or sales visits before the sale is actually consummated.

If after reassessing the criteria in Section I.B. of the Division of Corporation Finance’s “Frequently Requested Accounting and Financial Reporting Interpretations and Guidance” issued March 31, 2001 and paragraphs 34-38 of SOP 03-7, you now believe these amounts do not qualify as direct response advertising, please revise your financial statements accordingly.

After reassessing the literature referenced by the Staff, we have concluded that Yellow Pages advertising costs do not qualify as direct response advertising. Consequently, our treatment of such expenses in the periods reported is not in accordance with generally accepted accounting principles in the United States of America. We have revised our financial statements accordingly in Form 10K/A Amendment No. 1 to expense Yellow Pages advertising as incurred.

3.	We read your response to comment 8 in our letter dated April 13, 2005. Please note that paragraph 3 of EITF 00-10 defines shipping costs as “those costs that are incurred to physically move the products from the seller’s place of business to the buyer’s designated location.” Also note that you or third party shippers can incur shipping costs. As such, and pursuant to paragraph 6 of EITF 00-10, please disclose in future filings the amount of shipping costs that you have included in selling, general, and administrative expenses.

We will disclose the amount of our route costs as shipping costs. As discussed in our previous response, the costs related to sales and delivery are inseparable. We will note the nature of these costs in our disclosure.

In responding to your comments we recognize that the Company is responsible for the adequacy and accuracy of the disclosure in this filing. We further recognize that staff comments, or changes in disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to this filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss the information contained herein, you can reach me at 802-860-1126 x15 or bmacdonald@crystalrock.com.

Sincerely,

/s/ Bruce S. MacDonald
Bruce S. MacDonald
Chief Financial Officer